

August 16, 2011

<u>Via E-mail</u>
John Rizzo
Chairman
iTrackr Systems, Inc.
1191 E. Newport Center Drrive, Suite PH-D
Deerfield Beach, FL 33442

>   **Re: iTrackr Systems, Inc.**
>   **Post-effective Registration Statement No. 1 on Form S-1**
>   **Filed July 26, 2011**
>   **File No. 333-166275**

Dear Mr. Rizzo:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Experts, page 63</u>

1.   The disclosure in this section appears to be inconsistent with the audited financial statements included in your filing. We note by example that the financial statements for iTrackr Systems, Inc. are for the periods of December 31, 2010 and 2009. You state, however, that Bedinger and Company audited the financial statements of iTracker Systems, Inc. for the years 2009 and 2008. We further note that this disclosure does not refer to the report relating to the financial statements of RespondQ, LLC. Please advise or revise your document accordingly.

Exhibit Index, page 132

Exhibit 23.1

2.   We note that the consent of your independent auditors refers only to the auditors' report relating to the financial statements of RespondQ, LLC, but not the report relating to the financial statements of iTrackr Systems, Inc. Please advise or revise your document to include a consent of your independent auditors that refers to both reports relating to the RespondQ, LLC and the iTrackr Systems, Inc. financial statements included in your filing.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We will consider a written response to our comments concerning the post-effective amendment as confirmation of the fact that the persons responsible for the preparation of the registration statement are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the expected effective date of the registration statement.

Please contact Ryan Houseal, Attorney-Advisor, (202) 551-3105 or me at (202) 551-3462 with any questions. If you require further assistance thereafter, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal

cc: Via E-mail
        Joel D. Mayersohn, Esq.